EXHIBIT 99.1



                   INDEPENDENT AUDITORS' REPORT



The Partners
Burger King Limited Partnership I:

We have audited the accompanying balance sheets of Burger King Limited Partnership I (a New York limited partnership) as of December 31, 1996 and 1995, and the related statements of operations, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burger King Limited Partnership I as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                        KPMG PEAT MARWICK LLP
Boston, Massachusetts
January 31, 1997


Balance Sheets                          At December 31,   At December 31,
                                                  1996              1995
Assets
Real estate held for sale                   $1,497,736       $        --
Real estate at cost:
 Land                                               --         1,113,406
 Buildings                                          --         2,210,836
 Fixtures and equipment                             --           485,306
                                                    --         3,809,548
 Less accumulated depreciation                      --        (1,961,780)
                                                    --         1,847,768
Cash and cash equivalents                    1,478,513           973,641
Rent receivable                                 76,042            65,023
  Total Assets                             $ 3,052,291       $ 2,886,432
Liabilities and Partners' Capital
Liabilities:
 Accounts payable and accrued expenses     $    36,025       $   139,418
 Due to Burger King Corporation                 14,152                --
 Distributions payable                         812,096           180,645
  Total Liabilities                            862,273           320,063
Partners' Capital (Deficit):
 General Partner                               (88,823)          (85,088)
 Limited Partners (15,000 units outstanding) 2,278,841         2,651,457
  Total Partners' Capital                    2,190,018         2,566,369
  Total Liabilities and Partners' Capital  $ 3,052,291       $ 2,886,432



Statements of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994

                                       General       Limited
                                       Partner      Partners       Total
Balance at December 31, 1993         $ (73,199)  $ 5,551,950  $ 5,478,751
Net Income                              89,234     3,090,619    3,179,853
Distributions to partners (Note 7)    (104,472)   (5,382,754)  (5,487,226)
Balance at December 31, 1994           (88,437)    3,259,815    3,171,378
Net Income                              49,322     1,821,210    1,870,532
Distributions to partners (Note 7)     (45,973)   (2,429,568)  (2,475,541)
Balance at December 31, 1995           (85,088)    2,651,457    2,566,369
Net Income                              43,180       983,170    1,026,350
Distributions to partners (Note 7)     (46,915)   (1,355,786)  (1,402,701)
Balance at December 31, 1996         $ (88,823)  $ 2,278,841  $ 2,190,018



Statements of Operations
For the years ended December 31,          1996          1995         1994
Income
Rent (Note 4)                       $  994,879    $1,004,195   $1,820,012
Interest                                58,248        75,276       40,987
Other                                    1,140         1,905        2,828
  Total Income                       1,054,267     1,081,376    1,863,827
Expenses
Depreciation                           108,127       118,323      237,368
Ground lease rent (Note 4)             112,914       112,914      171,976
Management fee (Note 5)                 87,601        89,129      164,912
General and administrative              57,870       143,493      150,405
  Total Expenses                       366,512       463,859      724,661
Income from operations                 687,755       617,517    1,139,166
Other Income
Gains on sales of properties (Note 4)  338,595     1,253,015    2,040,687
Net Income                          $1,026,350    $1,870,532   $3,179,853
Net Income Allocated:
To the General Partner              $   43,180    $   49,322   $   89,234
To the Limited Partners                983,170     1,821,210    3,090,619
                                    $1,026,350    $1,870,532   $3,179,853
Per limited partnership unit
(15,000 outstanding)                    $65.54       $121.41      $206.04



Statements of Cash Flows
For the years ended December 31,                  1996        1995        1994
Cash Flows From Operating Activities
Net Income                                  $1,026,350  $1,870,532  $3,179,853
Adjustments to reconcile net income to
net cash provided by operating activities:
 Depreciation                                  108,127     118,323     237,368
 Gains on sales of properties                 (338,595) (1,253,015) (2,040,687)
 Increase (decrease) in cash arising from
 changes in operating assets and liabilities:
  Settlement escrow receivable                      --      95,260     (95,260)
  Rent receivable                              (11,019)     34,957     (28,796)
  Accounts payable and accrued expenses       (103,393)   (112,604)    203,648
  Due to Burger King Corporation                14,152          --          --
Net cash provided by operating activities      695,622     753,453   1,456,126

Cash Flows From Investing Activities
Proceeds from sales of properties              580,500   1,804,526   4,637,811
Net cash provided by investing activities      580,500   1,804,526   4,637,811

Cash Flows From Financing Activities
Cash distributions to partners                (771,250) (4,713,128) (3,486,043)
Net cash used for financing activities        (771,250) (4,713,128) (3,486,043)
Net increase (decrease) in cash and
 cash equivalents                              504,872  (2,155,149)  2,607,894
Cash and cash equivalents, beginning of period 973,641   3,128,790     520,896
Cash and cash equivalents, end of period    $1,478,513  $  973,641  $3,128,790



Notes to the Financial Statements
December 31, 1996, 1995 and 1994

1. Organization
Burger King Limited Partnership I (the "Partnership") was formed as a New York limited partnership on December 14, 1981. The Partnership was formed for the purpose of acquiring, constructing, improving, holding, and maintaining Burger King restaurant properties (the "Properties") to be leased on a net basis to franchisees of Burger King Corporation ("BKC").

The general partner is BK I Realty Inc. (the "General Partner"), formerly Shearson/BK Realty, Inc., an affiliate of Lehman Brothers Inc. On July 31, 1993, certain of Shearson Lehman Brothers Inc.'s domestic retail brokerage and management businesses were sold to Smith Barney, Harris Upham & Co. Inc. Included in the purchase was the name "Shearson." Consequently, the General Partner's name was changed to delete any reference to "Shearson."

The General Partner has had discussions with a number of institutions and other third parties interested in purchasing the Partnership's nine remaining Properties. However, an environmental issue at the Greenfield Property has, to date, delayed efforts to complete a sale of the remaining Properties. In light of this unanticipated lengthy delay the Partnership has encountered during the past two years in its efforts to reach an agreement for a remediation plan for the site, the General Partner has decided to move forward with efforts to market the Properties for sale during 1997. Until all of the Properties are sold, the Partnership will continue to operate the Properties, and it is intended that cash flow from operations will be distributed to the partners of the Partnership in accordance with the terms of the Partnership Agreement. As a result of the Partnership's intention to pursue a sale of the Properties, the Properties have been reclassified on the Partnership's balance sheet as real estate held for sale (See Note 8).

2. Significant Accounting Policies

Basis of Accounting -- The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred. Partnership revenue is realized from base and percentage rents received on each individual Property. Minimum base rents on the leased properties increase in an amount equal to corresponding increases in expenses incurred pursuant to the underlying ground leases.

Accounting for Impairment -- In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, " Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 requires that assets held for sale or disposal be carried at the lower of carrying amount or fair value less cost to sell and prohibits depreciation from being recorded during the periods which the asset is being held for sale or disposal. The Partnership adopted FAS 121 in the fourth quarter of 1995.

Real Estate Held for Sale -- Prior to December 31, 1996, the Partnership's real estate investments, which consist of buildings, fixtures and improvements and, in some cases, the underlying land were recorded at cost less accumulated depreciation. Cost included the initial purchase price of the Properties plus closing costs, acquisition and legal fees and original capital improvements. The General Partner has decided to move forward with efforts to sell the Properties during 1997. As of December 31, 1996, the Partnership's real estate investments (as discussed in Note 4), which had a carrying value of $1,497,736, were reclassified as "Real Estate Held for Sale" and are carried at the lower of cost or fair value less any estimated costs to sell the Properties, including any estimated environmental remediation costs. Depreciation will be suspended in accordance with FAS 121. Depreciation of buildings was computed using the straight-line method over an estimated useful life of 20 years. Depreciation of the fixtures and improvements was computed under the straight-line method over an estimated useful life of 7 years.

Reclassifications -- Certain prior year amounts have been reclassified in order to conform to the current year's presentation.

Cash Equivalents -- Cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from the date of purchase. The carrying value approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk -- Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Income Taxes -- No provision for income taxes has been made in the financial statements of the Partnership since such taxes are the responsibility of the individual partners rather than of the Partnership.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Partnership Allocations

Allocation of Income and Loss -- In accordance with the partnership agreement dated December 14, 1981 (the "Partnership Agreement"), credits and income or gain from the Partnership's operations are allocated, without regard to depreciation, in proportion to distributions of net cash flow from operations made to the partners. To the extent that any such income or gain exceeds distributions in any year, such excess shall be allocated 95% to the limited partners and 5% to the General Partner. Depreciation shall be allocated annually in proportion to the partners' respective capital accounts as of the beginning of the year.

Net income is allocated monthly and is apportioned to the limited partners of the Partnership in the pro rata basis in which the number of units owned by each limited partner on the last day of the month bears to the total number of units owned by the General Partner and all the limited partners as of that date. At December 31, 1996, 1995 and 1994 and during the years then ended, there were 15,000 units of limited partnership units outstanding (the "Units").

Gains with respect to dispositions of the Properties shall be allocated as follows: first, 99% to the limited partners and 1% to the General Partner until the limited partners achieve payout as defined in the Partnership Agreement ("Payout"); second, to any partner in an amount sufficient to increase his negative capital account to zero; and third, 88.89% to the limited partners and 11.11% to the General Partner. Subsequent to Payout, gains shall be allocated to the General Partner until their capital account equals 11.11% of the aggregate outstanding capital balances of all the partners and any remaining gain shall be allocated 88.89% to the limited partners and 11.11% to the General Partner.

Prior to Payout, losses shall be allocated 99% to the limited partners and 1% to the General Partner. Subsequent to Payout, losses shall be allocated 88.89% to the limited partners and 11.11% to the General Partner.

Cash Distributions -- Distributions of net cash flows from operations are made quarterly and are allocated 95% to the limited partners and 1% to the General Partner, with the remaining 4% distributed to the limited partners to the extent that cash distributions to the limited partners for the Partnership's fiscal year do not equal at least 12.5% of their remaining invested capital and the remainder, if any, is distributed to the General Partner. For the year ended December 31, 1996, distributions to the limited partners were in excess of a 12.5% return on their remaining invested capital as defined in the Partnership Agreement.

Distributions of net property disposition proceeds are made quarterly and are allocated 99% to the limited partners and 1% to the General Partner until Payout. After Payout, BKC receives an additional management fee equal to 10% of the net property disposition proceeds, and the remainder is distributed 88.89% to the limited partners and 11.11% to the General Partner. As of December 31, 1996, Payout had not occurred.

4. Real Estate
As of December 31, 1996, 1995 and 1994, the Partnership owned 9, 10 and 13 Properties, respectively, consisting of the restaurant buildings, fixtures and improvements, and in some cases, the underlying land.

The Properties are leased on a net basis to franchisees of BKC. The leases between the Partnership and the franchisees (the "Leases") had an initial term of 20 years with no renewal options. All of the Leases expire in the year 2002 or 2003. With respect to those Properties in which the Partnership does not own the underlying land, there is a ground lease between the Partnership and BKC (collectively, the "Ground Leases"). The Ground Leases had an initial term of 10 years with a minimum of two five-year renewal options. Minimum future rentals on the noncancelable term of the Leases and the related Ground Leases as of December 31, 1996 are as follows:

                                      Minimum             Ground
Years ending                           Rental               Lease
December 31,                           Income         Obligations
1997                               $  608,667          $  113,224
1998                                  627,593             132,260
1999                                  630,715             135,382
2000                                  630,715             135,382
2001                                  630,715             135,382
Thereafter                            543,698             152,112
-----------------------------------------------------------------
                                   $3,672,103          $  803,742

Leases are on a net basis requiring the franchisees to pay all taxes, assessments, maintenance costs, insurance premiums and other impositions against the premises. The franchisee is also required to make percentage rental payments to the extent that 8.5% of such franchisee's annual gross sales exceed the minimum base rent. Percentage rental income for the years ended December 31, 1996, 1995 and 1994 was $339,461, $296,408 and $360,257,
respectively.

During the year ended December 31, 1996, the Partnership sold the following
Property:

                       Date     Adjusted         Net         Gain
                         of      Selling        Book           on
Store                  Sale        Price       Value         Sale
Wichita, KS        10/01/96     $580,500     $241,905    $338,595

During the year ended December 31, 1995, the Partnership sold the following
Properties:

                      Dates     Adjusted         Net       Gains
                        of       Selling        Book          on
Stores                Sales       Prices      Values       Sales
Washington, NC       3/08/95  $  619,944   $ 180,837  $  439,107
Carlsbad, NM         3/31/95     728,684     240,175     488,509
Big Spring, TX       3/31/95     455,898     130,499     325,399
----------------------------------------------------------------
                              $1,804,526   $ 551,511  $1,253,015


During the year ended December 31, 1994, the Partnership sold the following
Properties:

                      Dates     Adjusted         Net        Gains
                         of      Selling        Book           on
Stores                Sales       Prices      Values        Sales
Madison Heights, VA 7/01/94   $  369,218  $  274,271  $    94,947
Pearl, MS           8/01/94      427,108     257,672      169,436
Falmouth, MA        8/01/94      568,353     289,187      279,166
Tucson, AZ          8/01/94      161,163      74,146       87,017
W. Springfield, MA  8/01/94      151,391     104,977       46,414
Jackson, MS         8/01/94      503,149     332,299      170,850
Kansas City, MO    12/02/94      536,691     290,626      246,065
Salem, MA          12/09/94      590,264     335,664      254,600
Pasco, WA          12/15/94      618,487     271,444      347,043
West Allis, WI     12/15/94      711,987     366,838      345,149
-----------------------------------------------------------------
                              $4,637,811  $2,597,124   $2,040,687

For the year ended December 31, 1996, the Properties located in Statesville
(NC), Decatur (AL), Springdale (AR), Atlanta (GA) and Klamath Falls (OR) generated 11%, 14%, 10%, 13% and 13%, respectively, of the Partnership's rental revenues. No individual Property represented 10% or more of the Partnership's total assets for the year ended December 31, 1996.

5. Management Agreement
The Partnership has entered into an agreement (the "Agreement") with BKC for the management of the Properties. The Agreement provides for a fee equal to 10% of all rental income received by the Partnership from the Properties. To the extent the annual rental income from the Properties is less than 15% of the Partnership's investments in the Properties, as defined in the Agreement, BKC is required to refund all or a portion of such management fee to provide the Partnership with a 15% return on funds invested in the Properties. At December 31, 1996, 1995 and 1994, no such amounts were due from BKC.

Pursuant to an indemnity agreement between BKC and the Partnership (the "Indemnity Agreement"), in the event of a default under the Leases, BKC is obligated to pay the minimum monthly rent due under the Lease for the period that the Lease is in default. The cumulative payments made by BKC pursuant to the Indemnity Agreement are limited to an indemnity amount which was originally 10% of the Partnership's original investment in the Properties as defined in the Indemnity Agreement, or $1,301,325. The indemnity amount may be decreased by the amount of the minimum monthly rent payments made by BKC to the Partnership pursuant to the Indemnity Agreement. In 1987 and subsequent years, the indemnity amount was decreased on an annual basis by an amount equal to the greater of (1) payments made by BKC pursuant to the Indemnity Agreement or (2) 6-2/3% of the fifth year amount of the indemnity until it is reduced to zero. On December 31, 1996, the indemnity amount was approximately $433,862.

6. Transactions with Affiliates
Amounts reimbursed to the General Partner and its affiliates for out-of-pocket expenses during the years ended December 31, 1996, 1995 and 1994 were as follows:
                             Unpaid at                   Earned
                           December 31,       ----------------------------
                                  1996        1996        1995        1994
BK I Realty Inc. and affiliates
  Out-of-pocket expenses        $   --      $  402      $1,382      $7,072
                                $   --      $  402      $1,382      $7,072

Cash and cash equivalents reflected on the Partnership's balance sheet at December 31, 1995 were on deposit with an affiliate of the General Partner. As of December 31, 1996, no cash and cash equivalents were on deposit with an affiliate of the General Partner or the Partnership.

7. Distributions
Distributions paid or payable to the limited partners and the General Partner for the years ended December 31 1996, 1995, and 1994 are aggregated as follows:

                          1996                1995                 1994
                     Total  Per Unit     Total  Per Unit      Total   Per Unit
Limited Partners
Cash flow        $  781,090  $52.07  $  503,909  $ 33.59   $1,177,999  $ 78.54
 from operations
Net property
 disposition
 proceeds           574,695   38.31   1,925,659   128.37    4,204,755   280.31
------------------------------------------------------------------------------
Total Limited
 Partners        $1,355,785  $90.38  $2,429,568  $161.96   $5,382,754  $358.85


General Partner
Cash flow
 from operations $   41,110  $   --  $   26,522  $    --   $   62,000  $   --
Net property
 disposition
 proceeds             5,805      --      19,451       --       42,472      --
------------------------------------------------------------------------------
Total General
 Partner         $   46,915  $   --  $   45,973  $    --   $  104,472  $   --

As of December 31, 1996, the Partnership declared a distribution of $787,488, of which $771,333 ($51.42 per unit) was paid to limited partners and $3,231 was paid to the General Partner on January 30, 1997. The remaining $12,924 was distributed to the General Partner in accordance with the Partnership Agreement.

Pursuant to the terms of the Partnership Agreement, 80% of the General Partner's quarterly distributions from operations are retained by the Partnership, until it is determined that the unitholders have received their priority return as defined in the Partnership Agreement. For the year ended December 31, 1996, the unitholders received their priority return, and all amounts retained in 1996 were paid to the General Partner on January 30, 1997 in a distribution which amounted to $37,532 and included $12,924 for the fourth quarter of 1996.

8. Contingency
On September 23, 1994, the Partnership notified the State of Wisconsin Department of Natural Resources ("WDNR") that petroleum and chlorinated compounds were discovered at one of the Partnership's restaurant properties located in Greenfield, Wisconsin (the "Greenfield Property"). The WDNR has indicated that under Wisconsin state law, the Partnership is responsible for remediating the site. The Partnership had previously proposed site- specific, clean-up standards for the Greenfield Property to the WDNR, whose response has taken significantly longer than originally anticipated. In light of this unanticipated lengthy delay, the General Partner has decided to move forward with its efforts to market the Properties for sale during 1997. Upon the sale of the Properties, the General Partner intends to distribute the net sales proceeds in accordance with the terms of the Partnership Agreement. While we are hopeful that a sale of the Properties can be completed during 1997, there can be no assurances that such efforts will be successful.

The General Partner believes that the potential environmental remediation costs associated with the Greenfield Property should not exceed approximately $300,000 and, therefore, in accordance with the Partnership Agreement, such amount has been set aside from the Partnership's net cash flow from operations to fund these costs. If the proposed site-specific standards are approved by the WDNR prior to any sale, it is expected that any of such reserves spent on the environmental remediation should be recovered from the proceeds of the eventual sale of the Greenfield Property. Therefore, any remediation costs incurred prior to a sale of the Greenfield Property will be capitalized and included in the carrying value of the Properties. Alternatively, if the sale occurs prior to the receipt of such approval, it is likely that any buyer will attribute a discount to the value of the Greenfield Property in determining an acceptable purchase price.

9. Reconciliation of Financial Statement Net Income and Partners' Capital to Federal Income Tax Basis Net Income and Partners' Capital

Reconciliation of financial statement net income to federal income tax basis net income:
                                                  Years Ended December 31,
                                             1996          1995          1994
Financial statement net income         $1,026,350   $ 1,870,532   $ 3,179,853
Tax basis depreciation over
 financial statement depreciation         (21,624)      (36,099)      (61,143)
Financial statement gain on sales of
 Properties under tax basis gain on
 sales of Properties                       46,713        79,771       453,235
Federal income tax basis net income    $1,051,439   $ 1,914,204   $ 3,571,945


Reconciliation of financial statement basis partners' capital to federal income tax basis partners' capital:
                                                  Years Ended December 31,
                                             1996          1995          1994
Financial statement basis
 partners' capital                    $ 2,190,018   $ 2,566,369   $ 3,171,378
Current year financial statement
 net income under federal income tax
 basis net income                          25,089        43,672       392,092
Cumulative financial statement net
 income under cumulative federal
 income tax basis net income            1,236,879     1,193,207       801,115
Federal income tax basis partners'
 capital                              $ 3,451,986   $ 3,803,248   $ 4,364,585

Because many types of transactions are susceptible to varying interpretations under Federal and state tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the taxing authorities.